SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on December 21, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: December 21, 2009	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDING ENGAGES NEW AUDITOR

HONG KONG – December 21, 2009 -- Highway Holdings Limited (Nasdaq:HIHO) today announced it has engaged AGCA, Inc. as the company’s auditing firm, succeeding Deloitte Touche Tohmatsu, Hong Kong.

“The selection of AGCA was based on an extensive search of accounting firms dedicated to providing high-quality services at a cost-effective price.  This change complements our ongoing strategic focus on reducing expenses and increasing efficiency throughout our organization,” said Roland Kohl, president and chief executive officer of Highway Holdings.

AGCA, Inc. is based in Arcadia, California with affiliated offices in Hong Kong and Beijing, China. It is a member firm of Alliott Group – a worldwide alliance of independent accounting firms.

This decision was adopted by the audit committee and ratified by the board of directors of the company.  Prior to the engagement of AGCA, Inc., the company did not consult with AGCA, Inc. regarding the application of accounting principles to a specific, completed or contemplated transaction, or the type of audit opinion that might be rendered on the company’s financial statements.

During the company’s two most recent fiscal years and through March 31, 2009, the company had no disagreements with Deloitte Touche Tohmatsu, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Deloitte Touche Tohmatsu, would have caused it to make reference to the subject matter of the disagreement in connection with its report.  No report of Deloitte Touche Tohmatsu on the financial statements of the company for either of the past two years contained an adverse opinion or disclaimer of opinion or was modified as to audit scope or accounting principles.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings operates three manufacturing facilities in the People's Republic of China.

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Highway Holdings Ltd.
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Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s annual reports on Form 20-F.

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